August 30, 2010

By Electronic Transmission

Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 4561

100 F Street, NE

Washington, DC 20549-3628

Attention:                                         Ms. Peggy Kim, Esq.

Re:                             Health Grades, Inc.
Amendment No. 4 to Schedule TO-T
Filed by Mountain Acquisition Corp. and
Mountain Merger Sub Corp.
Filed August 26, 2010
File No. 005-58765

Dear Ms. Kim:

As you know, we are counsel to Mountain Merger Sub Corp., Mountain Acquisition Corp. and Vestar Capital Partners V, L.P. (the “Bidders”), and on behalf of the Bidders we submit this letter in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated August 27, 2010, with respect to the Amendment No. 4 to Schedule TO-T that was filed with the Commission on August 26, 2010 (as amended, the “Schedule TO”).

The text of the Staff’s comments has been included in this letter in bold for your convenience.

Offer to Purchase

Source and Amount of Funds

1.                                       We note your response to comment one in our letter dated August 19, 2010.  Please revise your disclosure to clarify whether the issuer’s cash will be used to fund the Offer.  In addition, since it appears that Vestar will be funding the Offer, please revise your disclosure to indicate the specific source of funds, i.e., whether Vestar will be using its available cash-on-hand or whether Vestar will be borrowing funds in order to purchase the Shares in the Offer.  Refer to Item 1007(a) and (d) of Regulation M-A.

Response: In response to the Staffs comments, the Bidders have revised the Schedule TO to clarify that the issuer’s cash will only be used subsequent to the Merger, i.e., after the issuer is controlled by the Bidders.  Additionally, the Bidders have revised the Schedule TO to clarify that Vestar will be using funds from currently available committed equity capital of investors of Vestar.

The Bidders acknowledge that they are responsible for the adequacy and accuracy of the disclosure in the Schedule TO, and that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Schedule TO.  The Bidders acknowledge that they may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comment.  Should you have any questions relating to any of the foregoing with regard to the Bidders or the Schedule TO, please feel free to contact me by phone at (212) 446-4888 or by facsimile at (212) 446-4900.

Sincerely,

/s/ Michael Movsovich
Michael Movsovich

cc:                                 Joshua N. Korff, Kirkland & Ellis LLP
Kester L. Spindler, Kirkland & Ellis LLP
Steven Della Rocca, Vestar Capital Partners V, L.P.